June 14, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: John Stickel and Susan Block

Re:	AtlasClear Holdings, Inc. Registration Statement of Form S-1 Filed May 14, 2024 File No. 333-279390

Dear Mr. Stickle and Ms. Block:

On behalf of AtlasClear Holdings, Inc. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated June 7, 2024 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-1, filed by the Company on May 14, 2024.

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1 to the Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1 to the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1 to the Registration Statement.

Form S-1 filed May 14, 2024

General

1.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the disclosure on the cover page and on pages 15, 44, and 46 of Amendment No. 1 to the Registration Statement has been revised.

Cover Page

2.	For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares. We note that in some instance you disclose a price per share when shares were provided in lieu of services or per an agreement, but in other instances you do not disclose a price per share when shares were provided either in lieu of services or per an agreement. Please clarify if the shares provided in lieu of services or per an agreement are outstanding or provide an analysis to us explaining how those transactions are considered complete. Please also clarify if you are registering any shares underlying warrants, and if so why you have not disclosed the number of share you are registering under warrants. In this regard, we note that the number of shares being registered far exceeds the 12,455,157 shares of common stock you report as issued and outstanding as of April 15, 2024 on page 101.

Response: In response to the Staff’s comment, the disclosure on the cover page and on pages 3-4 of Amendment No. 1 to the Registration Statement has been revised. In addition, the Company respectfully advises the Staff that shares underlying warrants are not being registered on this Registration Statement.

3.	Please clarify if and how many of the shares being registered are shares that are issuable upon exercise of warrants. If so, disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company respectfully advises the Staff that shares underlying warrants are not being registered on this Registration Statement and the related disclosure is, therefore, not applicable at this time.

4.	We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Response: In response to the Staff’s comment, the disclosure on pages 5 and 46 of Amendment No. 1 to the Registration Statement has been revised.

Summary of the Prospectus

Overview, page 9

5.	In light of the significant number of redemptions and the fact that the company will not receive proceeds from sales by selling shareholders or receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the disclosure on pages 21 and 72-75 of Amendment No. 1 to the Registration Statement has been revised.

6.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Atlas FinTech Holding Corp and Robert McBey will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the disclosure on pages 43-44 and 73 of Amendment No. 1 to the Registration Statement has been revised.

Risk Factors, page 20

7.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors may have an incentive to sell if they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the disclosure on page 43-44 of Amendment No. 1 to the Registration Statement has been revised.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc: Robert McBey – Chief Executive Officer